January 5, 2005

Mail Stop 0408

By U.S. Mail and facsimile to (850) 878-1230.

James S. Weaver
President  and Chief Executive Officer
Partners Financial Corporation
4085 Tamiami Trail North
Suite B-204
Naples, Florida  34103

Re:	Partners Financial Corporation
      Form SB-2 amended December 9, 2004
	File No. 333-120068


Dear Mr. Weaver:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that the warrants that you are registering appear to be exercisable immediately after issuance. Consequently, the underlying shares must be registered concurrently or be issueable under an appropriate exemption. Please revise the fee table to register the common stock issueable upon the exercise of the warrants, or provide your counsel`s legal analysis of the exemption that you intend to rely upon.
2. We note that you continue to be engaged with ongoing discussions with the Office of Thrift Supervision regarding the structure of this transaction. To the extent that the issues have not been resolved at the time that you file your next amendment, please provide a detailed discussion of the issue and the current status of your discussions in the Summary.
3. We note that the expenses incurred by Partners in its organizational stage will be converted into preferred stock. Please revise your disclosure to clarify that the preferred shares will be redeemed in the event that you are unable to receive final approval from the OTS or otherwise fail to begin operation. Also, revise the
Cover Page, Summary, Use of Proceeds and Terms of the Offering sections to clarify this point and to alert investors to the fact that their investments will be reduced by the amount of the redemption and to note the amount, per share, that each shareholder at the minimum would lose because of the redemption..

Risk Factors - page 5
4. Add a risk factor that discusses the dilution that shareholders would encounter after the offering closes.
5. Add a risk factor that discloses the fact that shareholders could face additional dilution and Partners Financial may face additional expenses from your planned benefit plans.

The Offering - page 9
6. Revise the first paragraph of this section to clarify that you require the sale of one million units.
7. We note that organizing directors will receive one warrant for each unit purchased in the offering, while other investors will receive one half warrant for each unit purchased. Supplementally tell us how you will account for the warrants going forward and what accounting literature you are relying upon.

Failure of Partners Bank to Commence Operations - page 12
8. Please clarify what you mean by "preliminary approval" when referring to the requirement to break escrow. It is our understanding, based upon discussions with the OTS that none of their orders are couched in terms of "preliminary approval." Specify what action by the OTS is required in order for you to break escrow.

Description of Securities - page 39
9. Please provide the information required by Item 202(a)(5) of Regulation S-B. We note your discussion on page 16 discusses the provisions of Federal laws and regulations that would inhibit your shareholders from participating in a business combination or other transaction. However, we are unable to find any discussion of the provisions of State law, or the provisions of the bylaws and charter that would impact a change in control or other substantial corporate action.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Sharon M. Johnson at 202-942-2961 or Don Walker at 202-942-1799 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-942-1892 or the undersigned at 202-942-1974 with any other questions.

						Sincerely,


						Christian Windsor
						Special Counsel


cc:	Via U.S. Mail and Facsimile: (850) 878-1230
      A. George Igler, Esq.
      Richard L. Pearlman, Esq.
      Igler & Dougherty, P.A.
      2457 Care Drive
      Tallahassee, Florida 32308
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Partners Financial Corporation -- Form SB-2		Page 4 of 4